EXHIBIT 99.44

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Registration Statement on Form 40-F of Trizec Canada Inc. of our report dated February 17, 2005 relating to the consolidated financial statements for the years ended December 31, 2004 and 2003, our report dated February 27, 2004 relating to the consolidated financial statements for the years ended December 31, 2003 and 2002 and our report dated February 17, 2005 relating to the supplemental note entitled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”, which appears in this Registration Statement.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Canada
April 29, 2005